Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

Millionacres Hour Podcast Interview

Participants:

•	Diedre Woollard, Millionacres Hour Podcast

•	Matt Roberts, Vacasa

Deidre Woollard: Alright, so let's get started. Reminder to Fools that you can put your questions in Backstage Pass on Slido. So, really excited to talk with you. The team before we just asking a little bit about Vacasa. As I understand it, you're a vacation rental management platform. You've got over 30,000 homes in North America, Belize and Costa Rica, and you're providing some of the inventory to the biggies like Airbnb, Booking.com, Vrbo. Is that sort of an assessment of what Vacasa does?

Matt Roberts: That's a great summary.

Deidre Woollard: Okay, great.

Matt Roberts: We are an end to end platform that does all the work necessary for a homeowner to decide to start to rent out their home. They basically book the nights they want to use and we write them a check for the nights that we sell.

Deidre Woollard: And you're going public via SPAC with TPG Pace Solutions, right? And that's tickered TPGS?

Matt Roberts: That's correct.

Deidre Woollard: Well, let's get into talking about your Q2 results from last week. So one of the things that I've been tracking as someone interested in real estate is sort of the return of people wanting to go on vacation. Last summer, we saw a little bit of that road trip Airbnb energy, this year just seemed crazy from what I saw and anecdotal evidence. Huge year, or huge quarter for you, gross booking value up 247 percent to $514 million. Your revenue was up 188 percent to $240 million. What's driving that? Is it just the pent up demand or are there other factors here?

Matt Roberts: Sure. Well, a couple of things. We definitely are operating with the hottest product in travel right now.

Deidre Woollard: True.

Matt Roberts: People want vacation home rentals in world destinations where we operate. So we have the perfect product for the current environment. And really, there's an overall share shift by guests in terms of preference. And it's not something that just started during the pandemic. It started, you know, just think about it this way, In 2010, only 10 percent of people stayed in a vacation room. By 2019 it was up to 30 percent. And then over this pandemic period, it just accelerated on top of that. And so, that trend is our friend, the decision for homeowners to start to rent out their homes was 30 percent back in 2010, 60 percent want to do it in 2019, and again, further accelerated during the pandemic. So these are two macro trends that are just really playing well into our strengths as a business model and the category that we're operating in.

Deidre Woollard: Let's talk a little bit about your business model. Looks like your gross booking value per night, it's a little higher than some other companies. Do you see you're more of the luxury vacationer, right? Is that your target market?

Matt Roberts: No, not at all, actually. We, it's hard to do an apples to apples GBV comparison because you're looking at only whole homes for us. And in other sites you’re looking at, you know, a room in somebody's condo. And so, it gets blended quite a bit. If you do an apples to apples filter on it, you’ll see that we're actually right in line in the destinations we are with the major bookings sites’ GBVs as well. It's really less about trying to be the premium. We actually are everything from value to luxury and very representative of every destination that we're in. Because we, that's what we believe we can do and it's the market opportunity ahead of us.

Deidre Woollard: Interesting. And in terms of geography, are you focused, you're focused mostly on vacation destinations as opposed to urban rentals?

Matt Roberts: That's right. That’s right. Most of, I think it's probably 80 percent of our homes are outside of sort of urban settings and more rural destinations, that you know, beach, you know, all the things that you would assume, lakes, ski vacations, that's, that’s our sweet spot.

Deidre Woollard: And so that's what you plan to do going forward, you consider the vacation rental to be, to be where you're focused as opposed to other types of business travel or things like that?

Matt Roberts: Yeah, we're still in the, the travel, the leisure travel vacation rental. It’s interesting though Deidre, like, there's a big shift in terms of what does that mean now? Because, and that's again another friend for us, because remote work opened up a whole new category of usage for vacation rentals that didn't exist before. And we're finding that trend really for example, last fall, we didn’t have a shoulder season. We normally would have a down season in the fourth quarter in the fall, and we just blew right past that shoulder season because people had the ability to do remote work. Kids were remote schooling. And all of that lead to expanded use cases. Some of that I think is here to stay. I mean, you think about the remote work aspect of it. I think that's going to free people up to do more vacations. And when they do those, they're going to do them with their family, which again, fits really well into vacation rentals versus hotels.

Deidre Woollard: That's a really good point. And another use case that I've been thinking about a lot too is company retreats, not just the big retreats which would take over a hotel, but some of the smaller retreats, I'm seeing that as an aspect of remote work some of the hotel operators have talked about that. Seems like that is also happening on the house front as well.

Matt Roberts: I think that's exactly right. There's, there’s more use cases than we're going to have a big family vacation at the beach this year. It's expanded and the great thing about vacation rentals is I think people are just really like the variety that they can get. It's not really cookie cutter, everything is unique. But I know for sure they all want a consistent experience. I mean, that's kind of the key to it, is how can you overlay a really consistent guest experience with a variety of different property types. It’s the challenge and yet the opportunity when you apply technology as your platform in order to be able to do that.

Deidre Woollard: So what are you seeing, are you seeing anything in terms of length of stay changing? One of the things Airbnb has talked about is the increase in that 28 days stay, more and more, you know, remote work is sort of leading to that. Has that been a benefactor for you?

Matt Roberts: Yeah. We're seeing that our length of stay is, is up this year versus last year as well. You know, we look at it more in sort of a week long, week plus long trips versus the two or three night trips. And that definitely is up year over year. We always had a reasonable amount of that. Again, given our property types, people would go and, and you know, camp it at the beach for a week or a ski trip would be typically a, you know, a week or plus. And so we already had a healthy mix of that versus maybe some others where people would go into a city for just two nights or one night. So there's a little bit difference in that regard. We're absolutely seeing an extension of our length of stay.

Deidre Woollard: Interesting. So with regard to remote work are you seeing more of a demand for better WiFi or having a home office in the property or things like that to kind of facilitate that?

Matt Roberts: Well I think Wi-Fi has just been almost like oxygen for people for [laughs] I don't know how long.

Deidre Woollard: Yeah.

Matt Roberts: I think it's just been table stakes for anybody renting anything. You know, if you're on a plane, you need to have Wi-Fi, right, we've always had to be connected. So that's been sort of a foundational requirement for people. I think what we’re, what's interesting is that you’ll see a little bit larger homes getting booked. Because it'll be a preference to have, the you know, two bedrooms but another room where mom can cut off to do some work, and so get a break from the vacation part and get some work on as they go doing the remote work.

Deidre Woollard: So you're supplying inventory to all of these platforms like Airbnb and Booking.com. What exactly is your relationship with the platforms?

Matt Roberts: Really strong partners. If, if you think about, our primary focus is on the supply side of the equation. Our job is to create as much available nights that, that we can sell directly on our site, but also the partners of ours, Airbnb, Booking, Vrbo, you know, a thousand others. To, that's our job, is to create inventory, create supply. And in order to do that, we market on our own site, we have about 35 percent come directly to Vacasa, but 65 percent go through our channel partners as well. Interesting is, it's not only that we are a meaningful quantity of listings in our top markets, you know, we can be 50 plus percent of the listings on these sites for whole homes. But it's really about the type of availability that we bring and the way that we use technology to sell through those nights. We basically have true yield optimization technology. Think about what airlines use and, and really the sophisticated major hotel chains. We've brought all of that technology and data science and machine learning to vacation rentals, which is new. The, the industry just didn't have that level of sophistication before Vacasa. And what that does from a partners perspective, our, you know, our distribution partners, is we create more availability per listing. And they're all desperate for supply. You know, if you think about it, like, you just read their quarterly earnings - supply, supply, supply. We need more supply. If we had more supply, then we could grow faster. Because there's so much demand, it's really supply that's the constrained component at this point. And we actually, one, one last thing, and I'll, I’ll be quiet, but our quality of the reviews and the guest experiences is also much greater than, you know, people that are non Vacasa listings. Because we have the professional management, and we control that environment more, we're able to deliver better more consistent experiences. The result is a positive for the brand that started the booking, right, if you, if you had a bad experience, you don’t necessarily, you blame the people you started with, and not necessarily Vacasa. So it's important that we, we provide really high-quality service, and there is the other factor that we outperform the rest of the industry. So in both, both factors, we’re really important and valued partners, and they’re important and valued partners for us.

Deidre Woollard: Interesting. So speaking to that supply side, how do you go about getting more supply, and is there any concern of, of risk about having too much supply and what that could mean when demand starts shifting?

Matt Roberts: I definitely don't have a concern of having too much supply. [laughs] I think we're going to be in this, in this situation of demand and supply imbalance, where supply is the constrained factor for, for a long time. Because of the trends that we just discussed, the guest preference is increasingly going towards vacation rentals, away from traditional accommodations. It's growing at two times the rate of other categories within, within travel, and yet there's just not enough hosts or homeowners that have opted in to, to renting out their home. But that's where we come in too, if you think, just an interesting stat for you. Over 20 percent of the homes that we add to our platform, those homeowners have never rented before. They’re brand-new to renting. And the reason why is it's kind of a pain in the butt to rent your house. There's a lot of complexity associated with it. I mean, do you really want to get the call at 2:00 AM in the morning that the heater is not working at the ski cabin, right? We handle all of that for you and we just make it very seamless. So we're introducing new supply by new renters coming online.

Deidre Woollard: Well that's really interesting. So is that mostly second homeowners?

Matt Roberts: That's right.

Deidre Woollard: And how do you reach these people and convince them that they should be doing this?

Matt Roberts: That's right, it is, it is second homeowners. That, that – you know, none of our properties, people live in the home and also rent it out. It, it’s - they’ll use it for themselves as a getaway, but they basically book it just like a guest would book it, and then we take care of everything else for them necessary to, to rent it out. And how we reach them is, we have, because of our technology platform, we have a significant competitive data advantage. We know exactly which properties will perform and how they will perform. Because we have so many others in that exact geography, we can accurately pinpoint how much revenue a person should expect to make and how much profit ultimately that, that customer will be to the business as well. So we use that in a very sophisticated, a predictive scoring model, and we couple that with our direct response marketing and a direct sales force to add properties to the platform.

Deidre Woollard: And for these new owners that are just trying this out, are they, do they put their property on for a long period of time or do they just maybe try out a week or two, see how it goes, see if they like the experience of, you know, certainly they like the experience of getting the money, but the experience of having someone else be in their home?

Matt Roberts: Well, you know, I mentioned that 20 percent are new to renting entirely, but 80 percent have already rented. So they already have the mindset of, of, of renting out their home. And, and so, the, the approach is - we start with 100 percent of the nights, and then the owner will just book whatever nights they want to use for themselves, and the remainder are our available nights to sell. And so, it doesn’t - we don't start with how many nights do you want us to sell, we start with how many nights do you want to use. And the remainder is what we sell, or do our best to sell. And so, every, every property that we add starts with the total of 365 nights and gets narrowed down based on what the owner wants to do in terms of personal use.

Deidre Woollard: Interesting. Are there any - - you probably can't guarantee, but do you estimate how much they'll get and do you factor in vacancy and things like that?

Matt Roberts: We absolutely do. We have very sophisticated approaches to having - - homeowners can actually come on our site enter in their address and we can create a customer proposal for them based on our proprietary data. This is how much you should reasonably expect you could earn and we even go down to, here's your carrying cost if you have a mortgage, and here's your cap rate effectively that you can earn on your property. Pretty sophisticated and compelling information for a homeowner that's trying to decide whether or not to rent. Or, in the case that they already are renting, they either are doing it themselves or they're renting it through a property manager, like a local property manager. In the case of a local property manager, we make 21 percent more on average the first-year for a homeowner, and then another 10 percent the next year that they're on the platform because we further optimize the pricing for that particular property. So we just flat out make more money for the homeowner. You mentioned guarantee, in those cases, we can actually guarantee them that they'll at least make as much as they did with their prior property manager. On top of that, you get all these technology benefits like dashboards and an app for managing all the statistics that you could ever want and help with compliance and tax reporting. So the sophistication that we bring to the table is great. People also want to know, can I make more money? And the answer is a resounding yes. If they do it themselves, it's even more compelling because if you factor in their own opportunity cost, we'll make them five times the income that they can make themselves and they don't have to answer that call at 2:00 AM in the morning.

Deidre Woollard: Which is a very important factor.

Matt Roberts: It’s compelling, yeah.

Deidre Woollard: I think the other important factor that you mentioned is tax concerns. That's something I've heard from people is that they are concerned about the IRS rules about second homeownership versus rental property ownership. How does Vacasa help with that?

Matt Roberts: Well, the rules are the rules relative to taxation. We help by making sure that there's really clean and easier reporting. The reality is if somebody is coming on and deciding to rent out their property, the overall amount of money that we can generate for them is very meaningful, and it helps them more and more. In many cases, people are factoring that into their purchasing decision. We just did a rental home buyer report that we just published, and 75 percent of the people that are looking for a second-home right now it's their first second home. That's up from 49 percent back in 2019. So it's a meaningful jump off of people looking for second homes. I know you're very familiar with the prices of homes in general. But second homes in particular have just skyrocketed. So what's great is that homeowners are actually able to take into consideration now the income that they can generate from renting it out and decide, oh maybe I can afford that million-dollar home and be more competitive in my offer in getting the property.

Deidre Woollard: Yeah, I think that's a really interesting factor. One of the things that I've definitely followed is resort destination prices just went crazy last year. Demand dropped. Demand in those markets and time on market in those types of places tends to be a little slow. Thought last year, wow, it went really fast and part of that was this whole, not just second-home they called it, last year the buzzword was co-primary homes, where people are living in both. So I think that is a factor as well.

Matt Roberts: For sure. We're seeing that as well.

Deidre Woollard: Well, let's talk about the technology and how you kind of wrangle it altogether because you've got the bookings and you've got bookings on multiple platforms. And then you've got cleaning, which became an even more important factor last year. How does Vacasa wrangle all those pieces together?

Matt Roberts: Well, at our core, we are technology company. There is no way this works at scale on a national level without having an incredibly strong technology platform. Because we have both centralized functions and most of our team is out in the field. They're local to each market that we operate in. In order to do that, we build technology platform. We had to build everything ourselves. There wasn't anything we could buy. It would've been fine buying some stuff, but we couldn’t. We had to build everything because there wasn't anything that was meant to scale to the level that we've now scaled to and have aspirations to scale at many, many times our current size. So we built a proprietary system that allows us to serve three real constituents. One is ourselves, our operations team, making sure that we can think about the way that Uber routes their drivers around in really sophisticated manner. We have the same approach with our homecare team. We use predictive clean time and analytics to understand drive time, etc. Who needs to be where, at what time in order to create the amount of cleaning that needs to happen in any given day in any given market? And, we not only have technology for our own people, obviously, we have technology for homeowners and our guests as well. What's great about it is what we build for one really benefits the other as well. So building a great app that helps with detailed checklist of the kitchen needs to be staged this way with before and after pictures that get reviewed dynamically in real-time leads to the guests walking in, oh, the kitchen looks great, and that's a part of the journey towards a five-star review. Well, a five-star review by the guest benefits the homeowner because they're going to make more money the more five-star reviews they have. There is going to be more in demand of property. It's this great connective tissue that we've applied this technology platform to each constituent and the sum of the parts is really driving the business.

Deidre Woollard: You mentioned before true yield technology, and now you just mentioned Uber. That makes me think about dynamic pricing and how you think about pricing, not just for holidays and things like that, but sort of tracking overall demand. How does Vacasa deal with that?

Matt Roberts: I'm glad you raised it because it's probably the part of the technology that is most evident for our homeowners because it drives that outperformance relative to other options that they have to managing their property. It's an incredibly sophisticated, machine learning AI base. We post basically 10-12 updates per day to our algorithms that all go towards how do you price appropriately, not just on our own channel, but on simultaneously on every single other channel. And we do multiple AB testing on every channel. We know, okay, what picture resonates better on Airbnb versus VRBO versus Booking versus any other site. Even what copy, what text. So there's a lot of sophistication in how you price. But ultimately it's not about getting the most revenue for any given one night. It's about selling through the most nights at the highest effective rate that you can achieve for all of those nights. So it's about revenue per available night is ultimately what we're striving for. Just like hotels focus on RevPAR, revenue per available room.

Deidre Woollard: So in terms of things like maintenance, is that done through Vacasa or are you contracting with other companies all around the U.S.?

Matt Roberts: Well, maintenance, it sort of starts with us being present all the time and doing inspections on the homes. We run a detailed inspection process where we go through every single element of the home from a guest perspective, what things would they potentially get impacted by? And then we come up with our list of things that need to get addressed. Some of the things if it's super easy, we just take care of ourselves. If there's other things that require more of a maintenance or repair, we’ll either have our own maintenance tech or we'll subcontract that out. The guest, homeowner pays for repairs to their properties, maintenance of the property. But we facilitate understanding what needs to happen and in many cases, referring them to little resource to get that to happen.

Deidre Woollard: Is there anything that the owner has to put in in terms of smart home technology or is that something that Vacasa does? Are you looking at smart locks and things like that?

Matt Roberts: Right, well we just completed the acquisition of the number two in this category, TurnKey in April. And TurnKey, one of the - - there is several great things about that deal for us. But one of which is every one of their homes was fully smart home enabled. That was their playbook, is to do it that way. And we're going to take that same playbook and expand it to all of our homes as well. So we currently have smart locks, for example, in all of the turnkey properties and some of the legacy Vacasa we're going to roll that out throughout our portfolio and other smart home technologies as well. All of which really helps the guests and the homeowner having a better experience.

Deidre Woollard: For last year with the pandemic, how did that impact the company? How did you think about things like hygiene and the concerns of guests?

Matt Roberts: Well, one of the things to just being a professional manager, we always took that stuff very seriously. It's sort of what we do at our core in terms of that care, the home care part. So there wasn't a significant difference that new operations that we had to put in place. There was enhancements clearly with the PPE etc. and different sanitation elements that we added, so we created Vacasa Premium Clean to really address some of the enhancements that were being required. But that is going to be a new normal, but that is just table stakes again, just like having a Wi-Fi, having a really thoughtful and consistent approach to making the homes clean and sanitized appropriately is just table stakes from our perspective. But it is something that's hard to pull off at scale, it's very operationally logistics heavy. And so that's just another advantage by having put our technology platform in place in order to facilitate making it all happen.

Deidre Woollard: Excellent. Let's talk about the company a little bit. You're getting ready to go public. You've recently released your earnings, which we talked about earlier. You had a net loss of 17 million. How are you starting to think about profitability and expansion at the same time?

Matt Roberts: Well, so yes, we had a net loss and that includes a lot of onetime costs, legal costs, accounting costs, getting ready to go public. You know, we focused very much on adjusted EBITDA. In which case that was a positive number versus the negative that we thought. We were of 9 million in positive of adjusted EBITDA. We were planning to be about 7 million negative for the quarter. So our over-performance in the second-quarter revenue, basically almost all went 16 of the 20 million over-performance versus our targets went to adjusted EBITDA, good flow-through there. So, in terms of prioritization, our prioritization is on growth and investing in that growth right now. A significant portion of our expenses is aligned towards adding new properties to our platform. So over 50 percent of our sales and marketing line, for example, is all about adding new properties. So profitability is really a choice. Like when do you want to maximize profitability versus investing in growth? And we're so early in this opportunity that we're all-in on growth. And we're going to continue to do that. We're going to triple our investment in R&D, just as an example. But we are reaching a certain scale that, you know, despite the investments that we plan to make in the future growth, we still plan to be adjusted EBITDA profitable in 2023. So just a couple of years from now, while we're building a pretty significant platform, just the pure scale of the business that we're operating at now is going to drive profitability to the business.

Deidre Woollard: Are you thinking about any other acquisitions like TurnKey to boost what you're doing?

Matt Roberts: No. Because there's really no other platform of scale like TurnKey. That was sort of the last. We had done Wyndham Vacation Rentals North America business back in 2019. And then earlier this year, we did TurnKey, but there really isn't another scaled player out there. There are regional players and part of our growth plan is adding units, or adding properties to our platform, through a direct sales team. We call our individual approach. But part of it is our portfolio approach where we buy smaller property managers and bring those homes onto our platform. So that's definitely a consistent part of our growth in terms of platform. But we differentiate that, you know, from significant large acquisitions which Wyndham and TurnKey were.

Deidre Woollard: I'm wondering because we seen build to rent happening in the single-family rentals long-term space. Do you think we're going to see that with the short-term single-family rentals too?

Matt Roberts: Well, there's some of that that is happening already, where there’s some projects that are kicked off and some projects that are in play there. I think that there are more urban, you know, than rural. But I do think that is - - we're seeing more of that. It's not a significant part of our growth plan or our growth engine but we are great partners for people that want to do that because we bring two things. One is data about where they should do this, because we have all of the data about where the revenue is. And then secondly, we actually can just make it all turn key for them. They just handover the property management part, the platform, the technology over to us so they can really not have to build any expertise in the operating of these units.

Deidre Woollard: Deidre Woollard: That makes me wonder, are you vetting properties when they come on? Are there second homes that maybe aren't right for Vacasa based on the neighborhood or things like that? Is there an analysis portion that happens there?

Matt Roberts: Absolutely. There are definitely some properties that just would not be good fits for the company, but there's so many others [that are]. We're less than one percent penetrated against the five million second homes in the US alone. So, there's plenty of prospects to go after that we certainly if there's a property that just doesn't look like we can get it there – meaning change out the decor or make sure that it's got the right amenities at the right quality level that guests would appreciate – we'll just pass and move onto the next one.

Deidre Woollard: Is there like a target line like maybe the paint is wrong or maybe it's styled wrong? Is it a question of how much would need to be done and does that responsibility then fall on the homeowner?

Matt Roberts: It is little bit easier than that. I mean, generally it's a geographic cut that would say this destination is a great destination. Then, if there's a property that's within that – I mean, it's real estate, so it’s location, location, location. You really start with location. Most properties will work if they’re in the right location. If there's some specific deficits to the unit appearance we'll work with the homeowner and say, here's why you want to change out that sofa, because you're going to just make more money – way more than the cost of a sofa. We just give the data – just like we do with hot tubs, for example. We can demonstrate with data that if you put a hot tub in in a ski area, you're going to make more money because you can rent it out at a higher rate, and it’s going to be more desirable. There's things along those lines that we can do as part of our overall sales process and our onboarding process.

Deidre Woollard: Is that onboarding process, it sounds like it's really hands-on, is the desire to start automating parts of that a little bit, or will it always be a person intensive process?

Matt Roberts: Well, there’s definitely a significant amount of it that is automated right now, where the homeowner participates in the process of setup of the properties, just giving us some core data information, getting a really big head start for our onboarding specialists. Ultimately, we send somebody into every unit before we go live. Principally what we're doing there too, is obviously addressing any issues that we need to come up to fix but more importantly, we're taking really cool high-res photos and we're making sure that the linens are right. We do a 3D Matterport tour of every property. We send our folks in to do those types of things.

Deidre Woollard: Speaking of Matterport, that makes me think about companies going public via SPAC. There's been a little bit of talk about there maybe being too many SPACs, but why was this the right choice for Vacasa?

Matt Roberts: Ultimately, I think the endgame is the same. We're going to be a public company, and we're going to have VCSA as the ticker symbol. You get to the same place, whether you go traditional or direct listing or you go SPAC. The journey is different for sure. What did we get in the process of working with TPG Pace Solutions? Really, it's about TPG themselves. I mean, the experience of the team that we're working with has just been tremendous. Karl Peterson's the co-founder of Hotwire, the deep travel, but also the deep marketplace and technology expertise was and is a very attractive element of what we got. More than just capital, we're going to get great partners for the long term, and we think that matters quite a bit. What I would say is our SPAC looks a lot different than many. It's a really pretty low float. There's no selling shareholders and there's no warrants. I think it's very attractively priced valuation wise. If you think about a traditional IPO, this looks about as close to a traditional IPO as you can get for all those elements and for all those reasons.

Deidre Woollard: Fantastic. Thank you. You've talked about Airbnb earlier. We talked about Uber, one of the things that makes me think about is individual city regulations. We've seen that with Airbnb happening in vacation towns, how does that impact you and what type of work do you have to do in that space? Are you advocating along with Airbnb in certain markets?

Matt Roberts: Absolutely. I mean, we have a team of folks that are about local advocacy, as you would imagine, is an important component of our business. But what's great for us is we're fine with sensible regulation, and we're not actually seeing any increase in that. I've been on the board since 2018 and one of my thoughts was well, is that going to be a big deal? We haven't seen any increase in volume on it. We want to just be great neighbors at the end of the day, it's just good business to be great neighbors. Sensible regulations and sensible approaches to just co-existing within neighborhoods, is just the right thing to do. We support all of those elements of it. Frankly, we're positioned to do it, [laughs] whereas some others are not. They're not positioned to really provide the type of support to the neighborhood that we are because we have both the centralized team and we have a local team, and we use the technology like noise monitoring in the house, those type of things. They just help us provide a great experience.

Deidre Woollard: A couple of times here you've mentioned this idea of this local team. I'm wondering, as you expand out, you have to have boots on the ground in every single market. Are people covering a region and what is the staffing like for those different markets?

Matt Roberts: Well, we absolutely need to have presence in every market that we're in because we service the home in between reservations, and we make sure that we get it set up appropriately, and then make sure that we're doing ongoing inspections so the quality of the product is really good. We'll always have a significant local presence. It's a competitive advantage, honestly, [laughs]. It's a moat, if you will, around the business, because it's really hard to pull off running local operations business. My OpenTable experience taught me that as well. So, I think we'll always have that we do rely on both our own employees and also contract resources to do some of the servicing of the properties, and we use our technology platform to manage both resources in terms of providing them the tools to do their job.

Deidre Woollard: You mentioned that you were previously the CEO, you didn't mention, you said OpenTable but you were the CEO. There are similarities. What do you see as the similarities and what do you see as the differences between the two experiences for you?

Matt Roberts: A lot. It was a blast running OpenTable because it's a beloved brand that solved a real problem. It was a pain to make a restaurant reservation and now you can do it in two seconds. What the parallels are is, OpenTable focused on an operationally complex, local supply-based business model. That's what Vacasa is doing. When you really address, it's a playbook that others have run as well, like DoorDash has run it, Uber has run it, some of these other local marketplaces have run it. But what you get when you sell these real pain points for the supplier, in our case the homeowners, is you’re actually rewarded with exclusive rights to the availability that you create by bringing that supply online. That's very defensible, because for other people to do it, they have to invest and doing all that local work and local operations work. I love supply-side businesses or supply-focused businesses, I just think they have a lot of benefits from a marketplace perspective. That's one of the main similarities. The differences, whereas at OpenTable we did some of the hospitality, because I would argue that part of your dining experience starts at the booking. Was it easy? It was easy that I am already having a good time with choosing to go out to eat, but that's where we left because even though we had great technology for the maitre d or the host to great you and say, thanks for coming back in again. I really appreciate that. We weren't actually saying that. We weren’t the people in the restaurants saying that. We were really dependent on the hospitality for the diners was just our restaurant partners, which they did an amazing job at. But what's cool about Vacasa is it's all us. We're not only facilitating the booking, but we are actually the people that ensure that it is actually a great experience. We are the people that you will see or you won't see because you're out enjoying yourself, but making sure that that property is really set up for you to have a memorable vacation.

Deidre Woollard: I know one of the things that you're looking to do once you’re a public company is going global. That's a massive thing. How are you planning to do that? What steps do you have to do and which markets are you focusing on first?

Matt Roberts: Well, there's no immediate-term plans to go international beyond these geographies that we're in right now. My prior experiences taught me that it’s a lot of work. There's a lot of complexity, it’s not just about going into another state, it's just a whole other world in some cases, with compliance, labor laws, you name it, customs, patterns of travel. The one thing that I'm very optimistic about when we do go into these markets is that we will have made the investment in our technology platform and processes. That although we'll need to change the processes, we will have the strength of our technology platform to go in and really have a unified approach to how we run the business in these international geographies. I think that's going to be a very big competitive advantage. I don't know how we will do it because it's not in the immediate plans here. We might go in through acquisition, we might go in through just de novo and doing it ourselves. Not really sure yet because all the forecasts that we've shared as part of this process of taking the company public, have all been domestic-focused.

Deidre Woollard: Wondering as second homeowners age or want to sell their property, is that something that Vacasa is involved in? Do you have homeowners coming to you and asking us to help sell the property?

Matt Roberts: Yes. Interesting. People don't generally know that we have a whole real estate side of the business. We have our own brokerage and we have our real estate agents. Then we also work with, we call it our expert real estate network, which is over 3,000 real estate agents, where we can help them position a property for either a sale or purchasing a property by, they just put in their address of the property and then we will put a whole report together and they can put their logo up there. Effectively, we stay in that transaction, that purchase or sale transaction because we want to continue to have that relationship with existing customers once the home sells. It's a way to mitigate attrition. Or, if it's a brand new property that isn't on our platform, we'd like it to be on our platform to the extent that were helpful in that sales transaction. We believe that it'll help earn the right to participate in management of that home from vacation rentals going forward.

Deidre Woollard: How are you thinking about ESG issues? Obviously, you're in a lot of resort communities. You're dealing with things like sea level rise and things like that. How is that a factor for Vacasa? As you think about new markets and existing markets?

Matt Roberts: Yes, that's a great question, and what I think is very different for me because in my career, having taken a couple of companies public, is it wasn't a thing in terms of highlighted or spotlighted [before] and now it is very much, and I think it's great. I think it's awesome. We're working through our ESG platform approach, protocols and processes dynamically right now. I think, though, the nice thing is that we are, I mentioned being good neighbors before. We're local. We're in the communities that we serve. We have a very big interest in making each one of the communities that we serve be as successful as possible, and our overall ESG will contemplate that local element as well.

Deidre Woollard: In terms of ESG, obviously there's climate change. Do you also think about things like the types of cleaning supplies or different ways to make a house safer for fires or things like that?

Matt Roberts: That's right. That's all the elements that go into the overall plan or the process that we have. We've always tried to be very thoughtful about supplies that we use for the reasons that you just mentioned. Then the balance of all of that is COVID and sterilization. [laughs] You've got both tension points right now, but those elements as well as many others, we’re pulling together as we speak in an overall comprehensive ESG.

Deidre Woollard: What are the things that Airbnb has had to deal with, is the things like House parties and other issues like that. Has any of that impacted Vacasa? Is that benefactor for you?

Matt Roberts: I mean, it happens, when you're in the business that we're in, you're going to have instances. We just do everything that we can, both on screening on the front end or making sure that we look for patterns or if there's any behavior that looks to trigger, flags in our system, we try to prevent the reservation from even happening. Like I mentioned, there's noise monitoring in many of our homes that allows us to do simple things like just send a text saying, ''It looks like it's getting a little loud, you might want to quiet down.'' Then we have our local teams and our processes and approaches to dealing with any kind of escalations that would come up. It's very rare issue that we face given how many nights that we sell. I think we have millions of nights that are going to be sold this year, like 5 million nights sold this year. Very tiny percentage, but when it happens you want to learn from it and say, how do we add extra technology, first and foremost to try to mitigate any situation coming up in the future.

Deidre Woollard: The amount of engagement that the individual homeowner has with Vacasa vary, do you have some homeowners who are very interested and others who are very hands-off?

Matt Roberts: Yes. Yes, absolutely. Just as you would expect, different personalities, there's some people that want to know what's happening every minute of the day and then there are some homeowners that are just, I'm going to book at these two weeks and just write me the check for the other period of time. There's a broad spectrum of personas for our homeowners for sure. What is a universal theme though, and that's what our technology is so great at, is there's an awareness desire, like what is going on with my home? There's simple things that we can do by using technology like Smartbox, etc. That we can actually give them notifications, somebody just entered your home. You'd be surprised that they don't want to do anything about that but they love knowing it. They love knowing that we just cleaned their home or we just fixed this one thing. There's just engagement through communication, through technology. That loop is really what drives very high NPS for us for our owners.

Deidre Woollard: Interesting. Are you monitoring NPS on the homeowner side and then also on the guest side?

Matt Roberts: Yes.

Deidre Woollard: What does that look like?

Matt Roberts: We don't share the specific numbers on it.

Deidre Woollard: Okay. I understand that.

Matt Roberts: We think they are really good and industry-leading for sure. By the way, I think the most important number that you didn't mention is our employee NPS.

Deidre Woollard: Oh, yes.

Matt Roberts: Our belief is that should be the highest number of the three because there's a high correlation to engaged and happy team members and how will the other constituents feel about their experiences with our business. We monitor each one of those on a regular basis and have very detailed tactical ways to address, how can we make it higher, how can we get it better? The business is going great. We're in a great category and we're operating really well, but we all believe we can always get better. That surveying and that measurement is a simplistic tool but it's helpful to understand how people think we're doing.

Deidre Woollard: I love that you mentioned the Net Promoter Score for employees because I think that's fantastic. It makes me wonder about staffing. I know staffing has been an issue for a lot of hospitality, a lot of restaurants, you are probably hearing a lot about that. How has staffing issues been like for you at Vacasa?

Matt Roberts: Yeah. I will say that it was something that there was a reasonable amount of concern entering into this summer because it's hard to hire team members at the scale and the size that we needed to. Also, we had our internal projections about what the second quarter and even this quarter we're in right now would look like. But, our approach was, here is our forecast, we're going to do 20 percent more. We're going to staff to a higher percentage than that because we just can't be wrong. Because we have to, if the demand comes in at the higher level, which it's doing, we wanted to make sure we had enough resources there. We hired thousands of people over a two-month period of time just to give you some context. Our team just killed it. I think we have a great central recruiting team. I think we have a great employee value proposition. They just killed it. We definitely had probably one of our best summers ever in terms of staffing. With the backup that you just mentioned, I think that's pretty awesome.

Deidre Woollard: Did the individual markets work almost like a company of their own where you've got one person or a group of people in charge of all of the different components that you need?

Matt Roberts: It's a hybrid, I would say. We have centralized management and operations. Then, marketing and revenue management is more centralized. Sales is both local and centralized. It's a hybrid between. But most of our employees, only 80 percent of the team is in-market. They're out and not centralized in any office or even now a remote work setting. I would say there's the right balance in my perspective of the ability to tailor your service to those needs of a local market, but also having a consistency across all markets of what does the Vacasa brand stand for, and what does is the Vacasa experience mean? How do we deliver a consistency so that when Deidre goes to do another vacation, if you stayed at one Vacasa property, you have a sense, then you, say, the next one, there'll be some core elements that you can count on.

Deidre Woollard: Interesting. Is there a loyalty factor within Vacasa itself underneath the Airbnb, you're accustomed to staying at Airbnb's? Do you find the people that want to stay in Vacasa properties and are there plans to sort of develop our loyalty around that?

Matt Roberts: We absolutely see a repeat rate for people that have stayed in Vacasa property. I think some of the technology that we've built is, if you think about our guest mobile application, its primary purpose is to support the in-stay experience. This is things like the digital lock, you can just use the app to get in the front door, you don't have to get some weird lock box. You can get on Wi-Fi right away. You can message us and say, something is up, I need some help here. Ultimately, there'll be a number of other features like requesting late checkout through the app. Very much what you would see in a hotel app. Our focus is to build out a robust hospitality-based application for the guests. Our belief is, yeah, if you've had a great rental experience with Vacasa both powered by the technology but also by the people, the service that you get, you'll have a general preference for choosing a Vacasa-managed property in the future.

Deidre Woollard: It was part of the plan not to get people away from Airbnb, but to get them to be Vacasa first and book directly through your app versus going to another app?

Matt Roberts: Yeah, absolutely. We want them to have a preference for a Vacasa-managed property. We work very hard to deliver high-quality experiences so that they do have that preference. But we feel like we have to earn that each and every day, right, we don't just assume they have one great experiencing that they're going prefer us going forward. Every experience is an opportunity for us to earn that loyalty on that brand. Our job is to maximize value for homeowners. Pure and simple. In order to do that, we aggressively market across every platform, including our own. We try really hard to sell the nights on our own property, and we try really hard to sell it on Airbnb and bookings and Vrbo. Equally is hard. There's no preference. We're trying very hard to sell through the nights for our homeowners. To be a really good partner for homeowners, having a strong direct site is important. It actually helps us sell more properties because they look at our website and say, wow they've got a great website in and of themselves. In addition, they have all this sophisticated technology to price and route to all the distribution partners.

Deidre Woollard: Awesome. This has been fantastic. Last question as we wrap up. What does success look like for you in the Vacasa team in five years?

Matt Roberts: It's a little bit more of the same. Because if the market is so huge, I mean five years is going to seem like, we'll make great progress but we'll still be small relative to the market. We're one percent against the 5 million just in the US. You mentioned international, we could certainly see ourselves in international markets within that period of time. But we have a great business. We have a great business model. We're in the right category. We've got hottest products in travel. We're doing the supply side thing which is the most constrained part of the entire ecosystem. We're unlocking real value for the entire ecosystem. Distribution partners, homeowners, guests. Just more of the same but doing it even better is really what I hope you would see in five years when we get back together.

Deidre Woollard: All right. Matt, thanks so much for your time. Reminder to listeners, it's vacasa.com. Go check it out. There are beautiful vacation rentals. All right. Thank you.

Matt Roberts: Thank you. Appreciate it.

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa Holdings LLC (“Vacasa”) and TPG Pace Solutions Corp. (“TPG Pace Solutions”). In connection with the proposed transaction, Vacasa, Inc. ("NewCo") has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a preliminary proxy statement for the shareholders of TPG Pace Solutions that also constitutes a preliminary prospectus of NewCo. TPG Pace Solutions urges investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC (including, when available, the definitive proxy statement/prospectus) because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPG Pace Solutions as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary proxy statement/ prospectus and, once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders’ redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace Solutions and NewCo.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ and Vacasa's expectations and projections can be found in TPG Pace Solutions’ periodic filings with the SEC, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC by NewCo, and in the definitive proxy statement/prospectus, when available. TPG Pace Solutions’ and NewCo's SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPG Pace Solutions with the SEC on August 3, 2021.